UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Effective as of December 8, 2021, Zhengfei Li, the Chief Technology Officer of MMtec, Inc. (the “Company”), tendered his resignation as the Company’s Chief Technology Officer for personal reasons. His departure was not for cause or any disagreement with the Company, its Board or management. The Company thanked Zhengfei Li for his contributions and wished him much success in his future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Xiangdong Wen
Xiangdong Wen, Chief Executive Officer

Date: December 15, 2021

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